UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 1-11854

Natuzzi S.p.A.

(Translation of registrant’s name into English)

Via Iattizzello 47

70029 Santeramo, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☑

On May 19, 2022, Natuzzi S.p.A. (the “Company” and, together with its subsidiaries, the “Group”) issued a press release announcing the approval by its board of directors (the “Board”) of a proposal to be submitted to the Company’s shareholders at an extraordinary shareholders’ meeting of the Company to be convened in the near future, to approve the terms and conditions of a new stock option plan for the Group’s personnel (the “Plan”) and authorize the Board to carry out, in one or more tranches, the capital increase without preemptive rights that will be necessary to issue ordinary shares of the Company to employees under the Plan. A copy of this press release is attached hereto as Exhibit 99.1. Additionally, attached hereto as Exhibit 99.2 is a summary report that describes the main terms and conditions of the Plan and includes a copy of the Plan.

The information in this Form 6-K and the exhibits attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Natuzzi S.p.A.

By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi

Date: May 19, 2022

EXHIBIT INDEX

Exhibit 99.1:	Press release dated May 19, 2022.

Exhibit 99.2:	Summary report (inclusive of the Natuzzi 2022-2026 Stock Option Plan).